UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________
Form SD
Specialized Disclosure Report

CELANESE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

(Commission File Number) 001-32410

Delaware (State or Other Jurisdiction of Incorporation or Organization)	98-0420726 (I.R.S. Employer Identification No.)

222 West Las Colinas Blvd., Suite 900N Irving TX (Address of Principal Executive Offices)	75039-5421 (Zip Code)

James R. Peacock III
Vice President, Deputy General Counsel and Corporate Secretary
222 W. Las Colinas Blvd., Suite 900N
Irving, TX 75039
(Name and address of agent for service)

(972) 443-4000
(Telephone number, including area code, of agent for service)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Celanese Corporation (the "Company") is filed pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018.
The Rule provides that a company that manufactures, or contracts to manufacture, products for which the minerals specified in the Rule are necessary to the functionality or production of those products must conduct in good faith a reasonable country of origin inquiry regarding those specified minerals that is reasonably designed to determine whether any of the specified minerals originated in certain covered countries. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin, and tungsten (collectively, the "Conflict Minerals"). For purposes of the Rule, the "Covered Countries" are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
Certain of the Company's operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality of those products. Specifically, certain of the Conflict Minerals are component chemicals of catalysts used in the manufacture of certain of the Company's products. The Company has conducted a good faith reasonable country of origin inquiry regarding these Conflict Minerals. The good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that the Conflict Minerals used in its catalysts did not originate in the Covered Countries. The Company's reasonable country of origin inquiry entailed (i) identifying the Company's suppliers of, and lessors that trade in, the Conflict Minerals used in the Company's catalysts and (ii) obtaining certifications or written confirmations from these suppliers and lessors, each of which indicated that the Conflict Minerals obtained by the Company from the seller or lessor did not originate in any Covered Country.
This information is publicly available on the Company Info/EHS page of our website, www.celanese.com.
Item 1.02 Exhibit
Omitted.
Section 2 - Exhibits
Item 2.01 Exhibits
Omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELANESE CORPORATION
By:	/s/ A. Lynne Puckett
Name:	A. Lynne Puckett
Title:	Senior Vice President and General Counsel

Date:	May 30, 2019